November 27, 2019

Carlos Moreira
Chief Executive Officer
WISeKey International Holding AG
General-Guisan-Strasse 6
CH-6300 Zug, Switzerland

       Re: WISeKey International Holding AG
           Registration Statement on Form 20-F
           Filed October 30, 2019
           File No. 001-39115

Dear Mr. Moreira:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Herman H. Rasp , Esq.